SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY REPORT	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date – 09/30/2008

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY’S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 - CNPJ 00.108.786/0001-65
5– NIRE 35300177240

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º andar parte			2 - BOROUGH OR DISTRICT Santo Amaro
3 - ZIP CODE 04719-002	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 - TELEPHONE 2111-2606	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 – FAX 2111-2780	13 - FAX -	14 - FAX -
15 - E-MAIL ri@netservicos.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME João Adalberto Elek Junior
2 – FULL ADDRESS Rua Verbo Divino, 1356 - 1º Andar			3 - BOROUGH OR DISTRICT Santo Amaro
4 - ZIP CODE 04719-002	5 – CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 - TELEPHONE 2111-2606	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2111-2780	14 - FAX -	15 - FAX -
16 - E-MAIL joao.elek@netservicos.com.br

01.04 – REFERENCE /AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	3	07/01/2008	09/30/2008	2	04/01/2008	06/30/2008
9 – AUDITOR’S NAME/ BUSINESS NAME Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 – PARTNER RESPONSIBLE Maria Helena Pettersson					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 009.909.788-50

01.05 - CAPITAL COMPOSITION

Number of Shares (thousand)	1 - CURRENT QUARTER 09/30/2008	2 - PRIOR QUARTER 06/30/2008	3 - SAME QUARTER PRIOR YEAR 09/30/2007
Paid-up Capital
1 – Common	113,051	113,051	111,822
2 – Preferred	225,688	225,688	223,233
3 – Total	338,739	338,739	335,055
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE 3130
5 - MAIN ACTIVITY Pay-TV service provider
6 - TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDIT REPORT Clean opinion

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 - NAME

01.08 – CASH EARNINGS VOTED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - PAYMENT BEGINNING	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand reais)	4 - AMOUNT OF THE CHANGE (In thousand reais)	5 – NATURE OF THE CHANGE	6 - NUMBER OF SHARE ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)
01	01/31/2008	5,553,269	73,378	Additional-paid-in capital	3,684	19,200000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

02.01 - Balance sheets (In thousands of Reais)

		Parent Company
Account	Description	09/30/2008	06/30/2008
1	Total Assets	4,367,967	4,298,483
1.01	Current Assets	535,401	508,410
1.01.01	Cash and Cash Equivalents	426,530	388,137
1.01.01.01	Cash	3,847	14,209
1.01.01.02	Cash Equivalents	422,683	373,928
1.01.02	Accounts Receivable	16,880	55,081
1.01.02.01	Customers	778	715
1.01.02.01.01	Trade Accounts Receivable	2,555	2,443
1.01.02.01.02	Allowance for Doubtful Accounts Receivable	(191)	(173)
1.01.02.01.03	Deferred Revenues	(1,586)	(1,555)
1.01.02.02	Several Credits	16,102	54,366
1.01.02.02.01	Related Parties	16,102	54,366
1.01.03	Inventories	675	800
1.01.04	Others	91,316	64,392
1.01.04.01	Deferred Taxes	63	297
1.01.04.02	Taxes Recoverable	4,516	4,115
1.01.04.03	Other Current Assets	5,484	802
1.01.04.05	Programming Receivables from Subsidiaries	35,332	31,294
1.01.04.07	Interest on Shareholder’s Equity Capital	45,921	27,884
1.02	Non - Current Assets	3,832,566	3,790,073
1.02.01	Several non - Current Assets	49,683	51,236
1.02.01.01	Several Credits	17,716	18,512
1.02.01.01.01	Judicial Deposits	11,712	11,712
1.02.01.01.02	Taxes Recoverable	6,004	6,800
1.02.01.02	Credits with Subsidiaries	12,205	17,607
1.02.01.02.01	Credits with Subsidiaries	6,875	11,938
1.02.01.02.02	Credits with Subsidiaries	5,330	5,669
1.02.01.02.03	Credits with Others Subsidiaries	0	0
1.02.01.03	Others	19,762	15,117
1.02.01.03.01	Deferred Taxes	19,752	15,116
1.02.01.03.02	Other Current Assets	10	1
1.02.02	Fixed Assets	3,782,883	3,738,837
1.02.02.01	Investments	3,721,844	3,685,342
1.02.02.01.01	Investments in Subsidiaries	0	0
1.02.02.01.02	Investments in Subsidiaries – Goodwill	0	0
1.02.02.01.03	Participation on Subsidiaries	2,113,938	2,047,334
1.02.02.01.04	Participation on Subsidiaries – Goodwill	1,602,463	1,632,946
1.02.02.01.05	Other Investments	5,443	5,062
1.02.02.02	Property, Plant and Equipment	58,357	51,100
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred Charges	2,682	2,395

02.02 - Balance sheets (In thousands of Reais)

		Parent Company
Account	Description	09/30/2008	06/30/2008
2	Total Liabilities	4,367,967	4,298,483
2.01	Current Liabilities	131,942	116,742
2.01.01	Loans and Financing	12,650	3,145
2.01.02	Debentures	25,424	5,559
2.01.03	Accounts Payable – Suppliers	40,197	40,643
2.01.04	Taxes and Contributions Payable	1,760	2,038
2.01.04.01	Sales Tax Payable	1,760	2,038
2.01.04.02	Income Tax Payable	0	0
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	49,662	53,603
2.01.06.01	Payroll and Related Charges	49,662	53,603
2.01.07	Related Parties	1,084	197
2.01.07.02	Related Parties – Subsidiaries	1,084	197
2.01.08	Others	1,165	11,557
2.01.08.01	Accounts and Expenses Payable	1,055	11,432
2.01.08.02	Accounts Payable - Ecad	110	125
2.02	Non Current Liabilities	1,501,640	1,383,438
2.02.01	Long-Term Liability	1,501,130	1,383,100
2.02.01.01	Loans and Financing	670,005	557,165
2.02.01.02	Debentures	580,000	580,000
2.02.01.03	Provisions	0	0
2.02.01.04	Related Parties	230	2,239
2.02.01.04.01	Related Parties – Subsidiaries	0	0
2.02.01.04.02	Related Parties – Shareholders	230	2,239
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	250,895	243,696
2.02.01.06.02	Provision for Contingencies	233,720	231,871
2.02.01.06.04	Provisions and Other Accounts Payable	17,175	11,825
2.02.02	Deferred Income	510	338
2.04	Shareholders Equity	2,734,385	2,798,303
2.04.01	Capital	5,540,346	5,540,346
2.04.02	Capital Reserve	212,142	212,142
2.04.02.01	Special Goodwill Reserve	148,495	148,495
2.04.02.02	Premiums on Issue of Debentures	54,945	54,945
2.04.02.03	Goodwill on Share Issues	8,702	8,702
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiary/ Associated Company	0	0
2.04.04	Profit Reserves	0	0
2.04.04.01	Legal Reserve	0	0
2.04.04.02	Statutory Reserve	0	0

02.02 - Balance sheets (In thousands of Reais)

		Parent Company
Account	Description	09/30/2008	06/30/2008
2.04.04.03	Contingencies Reserve	0	0
2.04.04.04	Unrealized Profits	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/ Accumulated Losses	(3,018,103)	(2,954,185)
2.04.06	Advance for Future Capital Increase	0	0

03.01 – Statements of Income Years ended September 30, 2008 and 2007 (In thousands of Reais)

		Parent Company
Account	Description	07/01/2008 a 09/30/2008	01/01/2008 a 09/30/2008	07/01/2007 a 09/30/2007	01/01/2007 a 09/30/2007
3.01	Gross Revenue	34,405	123,800	18,502	82,000
3.02	Taxes and Other Revenue Deductions	(5,738)	(18,950)	(2,637)	(11,685)
3.03	Net Revenues	28,667	104,850	15,865	70,315
3.04	Cost Services	(6,190)	(13,289)	0	0
3.05	Gross Profit	22,477	91,561	15,865	70,315
3.06	Operating Expenses / Income	(86,688)	(95,892)	43,954	13,289
3.06.01	Selling Expenses	(2,369)	(3,667)	0	0
3.06.02	General and Administrative	(15,448)	(111,898)	(19,217)	(73,894)
3.06.02.01	General and Administrative Expenses	(9,872)	(96,092)	(14,987)	(60,072)
3.06.02.02	Depreciation and Amortization	(5,576)	(15,806)	(4,230)	(13,822)
3.06.03	Financial	(128,497)	(152,656)	(5,628)	(41,284)
3.06.03.01	Financial Income	14,234	23,369	8,742	29,501
3.06.03.02	Financial Expense	(142,731)	(176,025)	(14,370)	(70,785)
3.06.04	Other Operating Income	644	855	(355)	1
3.06.05	Other Operating Expense	(30,463)	(92,425)	(2,199)	(7,144)
3.06.05.01	Amortization of Goodwill	(30,482)	(91,470)	(2,441)	(7,324)
3.06.05.02	Other	19	(955)	242	180
3.06.06	Equity on Investees	89,445	263,899	71,353	135,610
3.06.06.01	Equity on Investees	87,809	263,899	71,353	135,610
3.06.06.02	Provision for Losses on Investments	1,636	0	0	0
3.07	Operating Income	(64,211)	(4,331)	59,819	83,604
3.08	Non Operating Income/(Losses)	293	313	(9,098)	(4,723)
3.08.01	Non Operating Income	1,240	1,565	50	15,957
3.08.02	Non Operating Losses	(947)	(1,252)	(9,148)	(20,680)
3.09	Income Before Income Tax	(63,918)	(4,018)	50,721	78,881
3.10	Income Tax Expenses	0	0	0	0
3.11	Deferred Income Taxes	0	0	0	0
3.12	Participations/Contributions of Profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Net Income (Loss) for the Year	(63,918)	(4,018)	50,721	78,881
	Numbers of Shares (Thousands)	338,739	338,739	335,055	335,055
	Earnings per Share ( Reais )			0.15138	0.23543
	Loss per Share ( Reais )	(0.18869)	(0.01186)

NET SERVIÇOS DE COMUNICAÇÃO S.A.	00.108.786/0001-65

04.01 NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Operational and Financial Context

Net Serviços de Comunicação S.A. (Company) is engaged in acting directly or acquire equity interest in the capital stock of other Companies who are engaged in the distribution of subscription television signals, in the provision of access to added value services, rendering other telecommunication services, in any other type of signal distribution of any sort, through its own network and on the production of its own local channels, as well as the direct acting on such activities. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and advisory.

New acquisitions of holdings

In August 29, 2008, the Company, EDP – Energias do Brasil S.A. and the other shareholders which operate under the ESC90 brand entered into “Private Instrument for Purchase and Sale of Shares” under which the Company has the objective of acquiring 100% of the stock representing the capital of ESC 90 Telecomunicações Ltda, major cable-TV and broadband service provider in the cities of Victoria and Vila Velha, state of Espírito Santo. The acquisition of control is subject to prior authorization from the Brazilian Telecommunications Agency (ANATEL – Agência Nacional de Telecomunicações).

The Instrument for Purchase and Acquisition of 100% of BIGTV stock dated December 21, 2007 is under approval from Brazil's National Telecommunications Agency (ANATEL).

2. Preparation basis and presentation of the financial statements

Statements for the three month periods were prepared and are presented on the basis of the same accounting practices as those used for the financial statements covering the period ended December 31, 2007.
On September 30, 2008, on the basis of the economic essence of the business and contractual instruments between the parties, the Company started to show Embratel receivables and payables Empresa Brasileira de Telecomunicações S.A (Embratel) at net value. Accounts receivable in the amount of R$ 596 in the accounts of the controlling shareholder company and R$ 63,174 in the consolidated statements, and accounts payable amounting to R$ 722 in the controlling company and R$ 40,630 in the consolidated accounts, as of June 30, 2008 were reclassified for adequacy and consistency with the current period. Detailed information on Embratel-business balances and transactions may be found in Note 8.

The Company's management authorized conclusion of the preparation of financial statements on October 20, 2008.

2. Preparation basis and presentation of the financial statements – Continued

Law No. 11638/07

On December 28, 2007 was published the Law No. 11638/07 that modified, revoked and introduced new provisions for the Corporations Law (Law No. 6404/76), related to the preparation of financial statements. These alterations came into effect on January 1, 2008.

The Company's management has sought to follow the evolution of the regulations and technical pronouncements in training courses for its professional and by adapting its information systems to securely and consistently implement the changes introduced by Law No. 11638/07 as required to compile consolidated financial statements with the same quality as financial statements already submitted in the different capital markets in which operates.

As detailed below, the Company's management decided to follow Law No. 11638/07 to the minimum extent required by the supplementary rules of the Brazilian Securities and Exchange Commission (CVM) to present its Statements for the Three-month periods – ITRs for 2008.

On May 2, 2008, the Brazilian Securities and Exchange Commission (CVM) issued Instruction No. 469/08 on the implementation of Law No. 11638 of December 28, 2007, which enables companies to immediately apply all accounting provisions contained in the new law when providing Statements for the Three-month periods – ITRs for 2008 or to add explanatory notes to ITRs disclosing alterations that may have impacts on the financial statements for 2008, and estimate the possible effects on shareholders' net equity and income for the period presented.

2. Preparation basis and presentation of the financial statements – Continued

As part of preparing the period's quarterly earnings report ended on June 30, 2008, the Company’s management assessed the application of Instruction No. 469/08 for its financial statements and noted that, among the items due for mandatory application as of the first ITR in 2008, the concept of present value required by Law No. 11638/07 is applicable to Company’s Statements for the Three-month periods – ITRs. Based on the principles set forth in international standards, the Company assessed situations in which there may be a difference on the date of initial recognition between nominal value and fair value (defined as present value of future flows of funds after applying the market discount rate on the date of initial recognition) of financial assets and liabilities and concluded that the effects of short term monetary assets and liabilities being discounted to present value, on September 30, 2008 or on any other previous period are not material. No long-term assets or liabilities that ought to be adjusted to present value were identified.

In relation to instruction No 469/08, the Company (i) was not impacted by the changed rules for valuing investments in affiliates, (ii) did not carry out transactions involving premiums received on issuing debentures, donations or investment subsidies, (iii) does not use revaluation of assets as accounting practice, and (iv) does not have plans of share-based remuneration.

Additionally, the Company's management assessed potential changes in its financial statements for the year ended December 31, 2008 arising from Law No. 11638/07 based on technical pronouncements and international standards.

As a result of this preliminary assessment augmented to include memos of statements made in public hearing, the main effects arising from Law No. 11638/07 identified relate to reclassifications between permanent assets items arising from the creation of an Intangibles subgroup in its accounts to record rights based on intangibles, as well as the review of items in the deferred line, which will be recorded at the financial close-out statements for 2008. Based on memorandums of the Committee of Accounting Pronouncements (Comitê de Pronunciamento Contábeis), or CPC, in public hearing, the Company identified the following possible impacts on its financial statements for the year ended December 31, 2008:

2. Preparation basis and presentation of the financial statements – Continued

Useful life of intangible assets - Based on CPC technical memorandum - 04 - Intangible Assets, which is in public hearing, the useful life of a license to operate pay-TV systems is indefinite because such licenses are renewable at low cost, assuming that services are provided appropriately and in compliance with relevant regulatory requirements. The Company's management intends to renew licenses and expects them to contribute to cash flow indefinitely. Therefore the licenses were not amortized and will be evaluated on their ability to generate benefits greater than the amount recorded in the financial statements. Although there is no clearly defined standard to assess the retroactive impact of Law No 11.638/07 , the cumulative amortization of licenses as of Sept. 30 is R$ 50,905, of which R$ 4,995 were recognized in earnings for the 9 months ended September 30, 2008.

Costs of funding - Based on the CPC technical pronouncement memorandum 08 on transaction costs and premiums involved in issues of Securities, expenses involved in issuing debt instruments or obtaining funding through loans, currently classified as prepaid expenses to be amortized over the duration of their instruments, will be reclassified as credit reduction account of the value of loans, financing and debentures.

The effects of the reclassifications on the balances are described and quantified below for September 30 and June 30, 2008:

	Consolidated
	Balances on 09/30/2008			Balances on 06/30/2008

	Prior to		After	Prior to		After
Account	Reclassifications	Values	Reclassifications	Reclassifications	Values	Reclassifications

Prepaid Expenses – current (a)	28,509	(3,826)	24,683	26,349	(3,511)	22,838
Prepaid Expenses - non-current (a)	7,107	(6,004)	1,103	8,143	(6,800)	1,343
Investments (b)	1,718,705	(1,713,099)	5,606	1,754,774	(1,749,548)	5,226
Property, plant and equipment (c)	1,678,879	309,532	1,988,411	1,582,346	267,038	1,849,384
Intangible	37,499	1,815,537	1,853,036	39,164	1,843,575	1,882,739
Deferred charges (d)	413,030	(411,970)	1,060	362,036	(361,065)	971
Loans and financing – current (a)	(55,157)	3,240	(51,917)	(33,596)	2,925	(30,671)
Loans and financing – long-term (a)	(956,693)	3,562	(953,131)	(823,240)	4,211	(819,029)
Debentures - current (a)	(25,424)	586	(24,838)	(5,559)	586	(4,973)
Debentures – long-term (a)	(580,000)	2,442	(577,558)	(580,000)	2,589	(577,411)

	2,266,455	-	2,266,455	2,330,417	-	2,330,417

(a) Reclassification of transaction costs currently classified as prepaid expenses to loans, financing and debentures.
(b) Reclassification of goodwill arising from company acquisition currently classified as investment to intangible;
(c) Reclassification of user rights of software currently registered in property, plant and equipment in the amount of R$99,167 (R$90,367 on June 30);
(d) Reclassification of residential installation expenses from deferred to property, plant and equipment.

2. Preparation basis and presentation of the financial statements – Continued

The Company also examined the definition of new criteria for rating and valuing applications in financial instruments, including derivatives, and debt rights and notes and did not identify changes in classifications, including those of its financial applications classified as cash equivalents. The fair value does not show significant difference in relation to those corresponding to acquisition values plus earnings, no material impacts were identified when valuing derivatives at market value.

The Company was already presenting statements of its cash flows and will proceed to include a statement of added value in the set of financial statements for the fiscal year ended December 31, 2008.

Additionally, Law No. 11638/07 introduced the concept of large-scale companies under which companies covered by this concept, although not being incorporated as joint-stock companies, now have an obligation to prepare financial statements in compliance with the provisions of the law for joint-stock companies, which now have to be audited by independent auditors registered with the CVM. This legal provision affects some of the Company's subsidiaries, currently audited only to the extent required for the purposes of equity method accounting and consolidation.

The Company's management believes that the other provisions have no effect on its financial statements. The effects of applying Law No. 11638/07 to the Company's financial statements were evaluated based on the legislation and additional standards existing on the date on which the financial statements were submitted to the approval of the Company's management bodies, and the latter may yet be changed depending on of future regulations to be issued by the competent bodies. The Company's management will continue to assess the effects of future regulations applicable to its financial statements for the year ended December 31, 2008.

Differences in accounting practices between financial statements as compiled here and USGAAP

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as American Depositary Shares – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations.

2. Preparation basis and presentation of the financial statements – Continued

The Company provides annual and three-month periods financial statements compiled in accordance with generally accepted accounting principles in the United States of America (USGAAP). The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores – CNMV, which are complied with on the basis of the existing requirements in Brazil and in the United States of America. Accounting practices used in Brazil differ from generally accepted accounting principles in the United States of America (USGAAP).

On September 30, 2008, the conciliation of corporate income and net equity with the financial statements prepared in accordance with USGAAP is as shown below:

	09/30/2008

	Net Income	Net Shareholder
	(loss)	equity

In accordance with Brazilian Corporation Law	(4,018)	2,734,385
Deferred adhesion charge revenue	2,732	(3,203)
Differences due to criteria in capitalizing expenses due to subscriber installations	(3,811)	38,710
Deferring incentives received by suppliers of programming	1,431	(3,760)
Depreciation and amortization	6,984	136,561
Differences due to criteria in determining premium paid on acquisitions of investments	75,458	464,710
Income tax	17,376	(155,840)
PP&E and deferred	(1,197)	(239,337)
Other	(2,737)	(3,937)

USGAAP	92,218	2,968,289

The nature of the main differences in accounting practices between the financial statements prepared and USGAAP is as follows:

Premium paid on acquisitions of investments: In accordance with USGAAP goodwill premium on company acquisitions is recognized after determining fair value of all assets and liabilities acquired and is not amortized but their recovery tested annually.

Income tax: Under USGAAP (APB 28 "Interim Financial Reporting") taxes on income and social contribution for intermediary period are determined based on the effective rate estimated for the current business year. Under Brazil's Corporation Law, current and deferred tax is calculated monthly based on actual income, according to tax regulations currently in force.

2. Preparation basis and presentation of the financial statements – Continued

Acquisition of property, plant and equipment and deferred charges – depreciation and amortization: The cost of property, plant and equipment assets in USGAAP differs from the cost determined by Brazilian Corporation Law because until 1997 Brazil was considered a high-inflation country and in accordance with USGAAP (SFAS 52 "Foreign Currency Translation"); up to that date, purchases of non-monetary items were converted based on the exchange rate on the day of purchase, affecting depreciation and amortization quotas. Additionally, assets acquired as part of the business combinations were recorded in USGAAP at their fair market value, while they remained at historical accounting value in corporate ledgers.

3. Current and non-current deferred and recoverable taxes

	Controlling Company		Consolidated

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Recoverable taxes:
Withholding taxes	13,887	3,542	28,603	27,954
Recoverable federal taxes	5,897	11,816	61,833	42,183
Other	31	55	9,296	9,168

Total	19,815	15,413	99,732	79,305

Current	63	297	74,857	56,884
Non-current assets	19,752	15,116	24,875	22,421

Deferred taxes:
Tax credits arising from goodwill upon merger	-	-	24,391	40,279
Income tax:
Tax losses	-	-	262,781	264,607
Temporary differences	-	-	12,881	14,498

	-	-	275,662	279,105
Social contribution:
Negative base	-	-	97,823	98,564
Temporary differences	-	-	4,655	5,238

	-	-	102,478	103,802

Total	-	-	402,531	423,186

Current	-	-	61,286	64,536
Non-current assets	-	-	341,245	358,650

The estimates for recovery of tax credits were based on the projections of taxable income considering several financial and business assumptions prevailing reviewed and approved by government agencies at the fiscal year ended on 2007. The estimates may fail to materialize in light of the uncertainties inherent in forecasts.

3. Current and non-current deferred and recoverable taxes – Continued

In the period ended September 30, 2008, there were no changes in business items or assumptions used for projections of recovery of tax credits on which recognition was based, or that would require any revision of the estimates made or total or partial recognition of tax credits.

The remaining balances of tax credits resulting from goodwill in the corporation recorded by the subsidiary operators by the Company are as shown below:

	09/30/2008	06/30/2008

Net São Paulo Ltda.	12,276	24,552
Net Belo Horizonte Ltda.	2,019	4,038
Net Brasília Ltda.	10,096	11,689

	24,391	40,279

During the period ended on September 30, 2008, the subsidiaries amortized credits in the amount of R$ 49,737 (R$ 63,847 on September 30, 2007), whose tax benefit was of R$ 49,737 (R$ 59,158 on September 30, 2007). Also there was the recovery of credits (loans) of this type amortized in previous years in the amount of R$ 1,993, making for R$ 51,730 total tax benefit up to September 30,2008.

The reconciliation of the income/expenses calculated by the application of combined tax rates and income tax and social contribution tax expenses presented in the statements of income is shown below:

	Controlling Company		Consolidated

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Profit (loss) before income and social contribution taxes	(4,018)	78,881	116,729	162,476

Income tax and social contribution at face value of 34%	1,366	(26,820)	(39,688)	(55,242)

Permanent additions:
Nondeductible expenses	(14,922)	(5,403)	(19,944)	(12,044)
Permanent exclusions:
Income and social contribution taxes Multi-risk property insurance	89,725	43,026	-	(8,579)
Non-taxable revenues	-	-	164	-
Other items:
Income tax and social contribution on tax losses and negative base for the period, not made	(48,054)	(7,192)	(49,252)	(12,073)
Income tax and social contribution on temporary differences for the period not made	(28,115)	(3,611)	(30,994)	(4,659)
Compensation for tax losses and negative base from previous years, not constituted in accounts	-	-	17,564	3,846
Other	-	-	1,403	5,380

Income tax and social contribution for the period	-	-	(120,747)	(83,371)

Effective rate	-	-	103,4%	51,3%

The effective current rate of tax on income and social contribution is 50,6% (13.9% on September 30, 2007), considering benefits actually achieved by amortization of goodwill from companies acquired as described above.

3. Current and non-current deferred and recoverable taxes – Continued

The Company has not recognized its assets in tax benefits related to tax losses of certain subsidiaries based on its corporate restructuring which depends on approval of its application for incorporation by the Brazilian Telecommunications Agency (ANATEL).

4. Investments

	Controlling Company		Consolidated

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Investments in subsidiaries and associated companies	2,113,938	2,047,334	-	-
Goodwill on the acquisition of investments	1,602,464	1,632,946	1,713,099	1,749,548

	3,716,402	3,680,280	1,713,099	1,749,548
Other investments	5,442	5,062	5,606	5,226

	3,721,844	3,685,342	1,718,705	1,754,774

Detailed information regarding the breakdown and transactions concerning goodwill and investments as well as relevant information related to the subsidiaries are as follows:

a) Movement of Goodwill / Discount

	Balances on			Balances on
Companies	06/30/2008	Amortization	Write-offs	09/30/2008

Goodwill
Vivax Ltda.	1,599,558	(27,303)	-	1,572,255
Net Sul Comunicações Ltda.	21,300	(2,367)	-	18,933
Net Jundiaí Ltda. (incorporated on March 31, 2008)	10,184	(758)	-	9,426
TV a Cabo Criciúma Ltda.	1,904	(54)	-	1,850

Total Controlling Company	1,632,946	(30,482)	-	1,602,464
Antenas Comunitárias Brasileiras Ltda. – Blumenau	4,849	(661)	-	4,188
Net Londrina Ltda.	4,496	(613)	-	3,883
Net São Paulo Ltda.	113	(113)	-	-
Canbrás TV a Cabo Ltda.	107,802	(6,110)	-	101,692
TV Eucalipto Ltda.	551	(22)	-	529
Other	376	(33)	-	343

Total Consolidated	1,751,133	(38,034)	-	1,713,099

Discount
614 TVH Vale S.A.	(1,585)	-	1,585	-

Total goodwill/ consolidated discount	1,749,548	(38,034)	1,585	1,713,099

4. Investments - Continued

b) Movement of investments and provisions for liability not covered

Companies	Balances on 06/30/2008	Interest on Shareholders’ Equity Capital	Equity equivalence	Transfers	Balances on 09/30/2008

Investments in subsidiaries:
Net São Paulo Ltda.	800,334	(3,648)	26,428	-	823,114
Net Rio Ltda.	584,341	(5,267)	32,646	-	611,720
Net Franca Ltda.	5,969	(160)	425	-	6,234
Net Recife Ltda.	5,201	-	166	-	5,367
Net Sul Comunicações Ltda.	242,986	(6,841)	20,886	-	257,031
Net São Carlos Ltda.	5,187	(133)	750	-	5,804
Net Indaiatuba Ltda.	3,464	(56)	53	-	3,461
Net Florianópolis Ltda.	195,772	(1,463)	10,217	-	204,526
Reyc Comércio e Participações Ltda.	14,683	-	(222)	-	14,461
Net Bauru Ltda.	845	-	46	-	891
Net Ribeirão Preto Ltda.	3,655	-	340	-	3,995
Televisão a Cabo Criciúma Ltda.	-	-	-	579	579
Vivax Ltda.	184,897	(3,652)	(4,490)	-	176,755

	2,047,334	(21,220)	87,245	579	2,113,938
Liability exposure (*):
TV a Cabo Criciúma Ltda.	(1,620)	-	2,199	(579)	-
Horizon Line Brasil Ltda.	(18)	-	1	-	(17)

	(1,638)	-	2,200	(579)	(17)

	2,045,696	(21,220)	89,445	-	2,113,921

(*) These amounts are classified in the heading related parties classified in the non-current liability, deducted from the corresponding subsidiary companies' receivables.

c) Information related to subsidiaries companies

	09/30/2008

Companies	Quotas (thousand)	Interest on Share Capital (%)	Net Shareholder equity	Capital Stock	Income	Investment	Effect on the Controlling Company Results

Subsidiaries:
Net São Paulo Ltda.	42,830	97.40	845,056	497,759	86,512	823,114	84,266
Net Rio Ltda.	31,877,481	100.00	611,720	318,775	77,950	611,720	77,950
Net Jundiaí Ltda. ( * )	-	-	-	-	-	-	(2,585)
Net Franca Ltda.	3,097,554	100.00	6,234	30,976	1,058	6,234	1,058
Net Recife Ltda.	2,675,720	100.00	5,367	26,757	(84)	5,367	(84)
Net São Carlos Ltda.	8,800	100.00	5,804	8,800	1,694	5,804	1,694
Net Indaiatuba Ltda.	782,030	100.00	3,461	7,821	160	3,461	160
Net Sul Comunicações Ltda.	65,552,565	100.00	257,031	655,526	45,118	257,031	45,118
Net Florianópolis Ltda.	14,488,566	78.13	261,761	185,431	39,988	204,526	31,244
Reyc Comércio e Participações Ltda.	921	26.94	53,681	313,262	540	14,461	145
Net Bauru Ltda.	2,400	9.06	9,830	33,100	778	891	70
Net Ribeirão Preto Ltda.	990,000	12.07	33,096	82,048	6,465	3,995	780
Vivax Ltda.	47,819,366	100.00	176,755	478,194	23,908	176,755	23,908
TV a Cabo Criciúma Ltda.	128	40.00	1,447	320	479	579	192
Horizon Line Brasil Ltda.	85	8.18	(202)	1,039	50	(17)	(17)

						2,113,921	263,899

(*) The Extraordinary General Meeting held on March 31, 2008 approved the incorporation of the net assets of the controlled company Net Jundiaí Ltda.

5. Property, Plant and Equipment

		Controlling Company

	Average annual	Balances on	Additions/		Balances on
	depreciation rate - %	06/30/2008	Transfers	Write-offs	09/30/2008

Signals distribution network
Network central	10	2,242	-	-	2,242
Data Center	20	490	-	-	490
External network	8.33	11,419	947	-	12,366
Internal network	8.33	416	45	-	461
De-codifiers	20	8,204	3	(391)	7,816
Cable modem	20	104	6	(1)	109
Inventories to be used in property, plant and equipment		1,340	501	(136)	1,705
Property, plant and equipment in process	-	-	125	-	125

		24,215	1,627	(528)	25,314
Property, plant and equipment in own use
Software – Applications	33.33	56,365	7,997	-	64,362
Software – Corporate	20	127,383	2,097	-	129,480
Machinery and equipment	10	1,179	113	-	1,292
Furniture and fixtures	10	2,595	683	-	3,278
Installations	10	4,790	380	-	5,170
Improvements and buildings	4	735	-	-	735
Vehicles	20	330	-	(9)	321
Information technology equipment	33.33	16,808	1,066	(845)	17,029
Tools	20	73	-	-	73
Land/ Properties	-	56	-	-	56

		210,314	12,336	(854)	221,796

		234,529	13,963	(1,382)	247,110

Accumulated depreciation		(183,429)	(6,087)	763	(188,753)

		51,100	7,876	(619)	58,357

		Consolidated

	Average annual	Balances on	Additions/		Balances on
	depreciation rate - %	06/30/2008	Transfers	Write-offs	09/30/2008

Signals distribution network
Network central	10	237,370	22,544	(272)	259,642
Data Center	20	153,832	19,004	-	172,836
External network	8.33	1,609,521	45,496	(3,144)	1,651,873
Internal network	8.33	326,791	13,589	(5)	340,375
De-codifiers	20	419,894	1,480	(5,805)	415,569
Digital De-codifier	20	415,603	64,380	(30)	479,953
Cable modem	20	155,257	923	(6,313)	149,867
Inventories to be used in property, plant and	-
equipment		112,135	(11,032)	7,126	108,229
Advances to suppliers and property, plant
and equipment in progress	-	3,882	(2,359)	-	1,523

		3,434,285	154,025	(8,443)	3,579,867
Property, plant and equipment in own use
Software - Applications	33.33	99,905	11,059	-	110,964
Software - Corporate	20	204,173	5,920	-	210,093
Machinery and equipment	10	37,189	1,993	(41)	39,141
Furniture and fixtures	10	20,032	2,250	(87)	22,195
Installations	10	18,283	1,406	-	19,689
Improvements and buildings	4	43,736	1,598	-	45,334
Vehicles	20	3,778	400	(183)	3,995
Information technology equipment	33.33	74,767	5,209	(709)	79,267
Tools	20	25,083	4,580	(48)	29,615
Land	-	3,931	-	(58)	3,873
Other	Several	64	-	-	64

		530,941	34,415	(1,126)	564,230

		3,965,226	188,440	(9,569)	4,144,097

Accumulated depreciation		(2,382,880)	(96,260)	13,922	(2,465,218)

		1,582,346	92,180	4,353	1,678,879

6. Loans and Financings

			Interest rate p.y		Controlling Company		Consolidated

		Interest rate
Local currency	Currency	p.y	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Finame	R$	TJLP +	9,15%	9,15%	-	-	150,253	123,667
		3,15%
Bank credit notes – Itaú BBA	R$	CDI + 1,20%	14,15%	12,83%	-	-	178,942	172,859

Total of loans and financings					-	-	329,195	296,526

Foreign Currency
Perpetual notes	US$	9,25%	10,52%	10,52%	289,843	241,029	289,843	241,029
Banco Inbursa S.A	US$	7,875%	9,26%	9,26%	392,812	319,281	392,812	319,281

Total of loans and financings					682,655	560,310	682,655	560,310

Total of loans and financings					682,655	560,310	1,011,850	856,836

Current					12,650	3,145	55,157	33,596
Non-current assets					670,005	557,165	956,693	823,240

The installments classified in non-current liabilities excluding the perpetual notes which have no payment date, have the following payment schedule:

Year of maturity:	Controlling Company	Consolidated

2009	-	9,810
2010	-	39,240
2011	-	209,240
2012	-	24,926
2013	-	3,472
2017-2019	382,860	382,860

Total	382,860	669,548

Perpetual notes	287,145	287,145

Total	670,005	956,693

7. Debentures

On December 1, 2006, through its 6th issue, the Company issued 58,000 simple debentures which cannot be converted into shares, and which are nominal and contractual and have no preemptive rights at a nominal value of R$ 580,000 and annual interest at the interbank rate CDI + 0.70% . This issue is part of the simple debenture public distribution program authorized by the Brazilian Securities and Exchange Commission (CVM), which allows the Company the option of issuing debentures in the amount of R$ 900,000 within 2 (two) years.

The debentures issued and placed can be broken down as follows:

			Controlling Company and
			Consolidated

	Quantity in circulation		Balances on

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Non convertible debentures, 6th issue in 2006	58,000	58,000	605,424	585,559

Current			25,424	5,559
Non-current			580,000	580,000

The installments classified in non-current liabilities have the following payment schedule:

Controlling Company and
Year of maturity:	Consolidated

2010	145,000
2011	145,000
2012	145,000
2013	145,000

Total	580,000

7. Debentures - Continued

The main characteristics of the 6th issue of debentures are summarized in the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company held on October 23, 2006.

Total issue value	R$ 580,000

Nominal unit value on the issue date	Single Issue – R$ 10

Total number issued	58,000 Debentures

Date issued	December 1st, 2006

Final due date	December 1st, 2013

Type	Simple, nonconvertible in Company shares, nominative and contractual.

Amortization	The amortization amount shall be of 25% of the Unit Nominal Amount of Debentures, on the respective dates:
December 1, 2010, December 1, 2011, December 1, 2012 and December 1, 2013.

Remuneration
Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day, “Over extra group” (ID rate), plus exponential spread of 0.70% per year, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the 1st or on the immediate subsequent business day in the months of June and December of each year, and the last payment shall be made on December 1st, 2013.

Guarantees	Debentures shall be in cash without preemptive rights.

Company Obligations

The Company must comply with a number of covenants, some of which are as follows:
- The ratio of Consolidated Net Debt to EBITDA must not be kept at 2.5 or more.
- The ratio of Consolidated Net Interest Debt divided to EBITDA must be kept at 1.5 or more.
- Use of funds arising from the Issue in compliance with that provided in the Issue Deed.
- At all times maintain its registration of a publicly traded company up to date before the CVM and make all prepared and approved financial statements available to the Fiduciary Agent.
- Advise whenever there is any event of noncompliance with a pecuniary obligation.
- Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
- Keep its accounting up to date and effect the respective records according to the accounting practices accepted in Brazil.
- Conduct all related parties operations according to the ethical standards, which serve to guide such business.
- Keep insurance coverage according to the normally adopted practices of the Company and as described in the Definitive Prospectus.

8. Related Parties Transaction

The main asset and liability balances on September 30, 2008, as well as transactions with related parties previously contracted which impact the results of the period are shown below:

Controlling Company	Current Assets

	Receivables programming		Related Parties		Total

Companies	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Subsidiaries
Net Rio Ltda.	7,611	6,896	2,948	48,790	10,559	55,686
Net São Paulo Ltda.	13,311	11,877	5,175	2,396	18,486	14,273
Net Belo Horizonte Ltda.	2,365	2,040	964	497	3,329	2,537
Net Sul Comunicações Ltda.	2,009	1,767	875	430	2,884	2,197
Net Brasília Ltda.	1,623	1,409	640	291	2,263	1,700
Net Paraná Comunicações Ltda.	1,463	1,282	603	283	2,066	1,565
DR-Empresa de Distrib. E Recep. de TV Ltda.	1,581	1,315	485	240	2,066	1,555
Net Campinas Ltda.	1,045	941	503	245	1,548	1,186
Net Florianópolis Ltda.	1,060	936	475	132	1,535	1,068
Net Goiânia Ltda.	478	423	462	130	940	553
Net Ribeirão Preto Ltda.	452	385	16	100	468	485
Net Campo Grande Ltda.	295	265	118	57	413	322
Net Sorocaba Ltda.	265	238	174	85	439	323
Net São Carlos Ltda.	130	115	58	28	188	143
Vivax Ltda.	-	-	1,844	157	1,844	157
Other	1,644	1,405	762	505	2,406	1,910

Total	35,332	31,294	16,102	54,366	51,434	85,660

Controlling Company	Non-current Assets

	Related Parties		Advances for future capital increases		Total

Companies	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Subsidiaries
Net São Carlos Ltda.	1	-	4,490	4,490	4,491	4,490
Net Ribeirão Preto Ltda.	1,256	3,457	-	-	1,256	3,457
Net Bauru Ltda.	2,108	2,651	-	-	2,108	2,651
Net Campo Grande Ltda.	1,572	2,469	-	-	1,572	2,469
Net Anápolis Ltda.	1,829	1,818	-	-	1,829	1,818
Net Indaiatuba Ltda.	655	1,134	-	-	655	1,134
Net São José do Rio Preto Ltda.	12	1,035	-	-	12	1,035
Vivax Ltda.	69	361	-	-	69	361
Other	213	192	-	-	213	192

Total	7,715	13,117	4,490	4,490	12,205	17,607

8. Related parties transaction - Continued

Controlling Company			Current Liabilities

	Loans		Related Parties		Total

Companies	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Subsidiaries
Reyc Comércio de Participação Ltda.	-	-	122	56	122	56
Vivax Ltda.	-	-	9	10	9	10
Other	-	-	11	5	11	5

	-	-	142	71	142	71
Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	872	126	872	126

	-	-	872	126	872	126
Associated Companies
BCP S.A	-	-	70	-	70	-
Banco Inbursa S.A.	9,952	901	-	-	9,952	901

	9,952	901	70	-	10,022	901

Total	9,952	901	1,084	197	11,036	1,098

Controlling Company	Not-current Liabilities

	Loans		Related Parties		Liabilities not covered		Total

Companies	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Subsidiaries
Televisão a Cabo Criciúma Ltda.	-	-	-	-	-	1,532	-	1,532
Vivax Ltda.	-	-	15	369	-	-	15	369
Net São Paulo Ltda.	-	-	-	195	-	-	-	195
Net Brasília Ltda.	-	-	41	23	-	-	41	23
Net Ribeirão Preto Ltda.	-	-	32	31	-	-	32	31
Horizon Line Brasil Ltda.	-	-	-	-	17	18	17	18
Net Recife Ltda.	-	-	16	-	-	-	16	-
Net Florianópolis Ltda.	-	-	86	50	-	-	86	50
Others	-	-	23	21	-	-	23	21

	-	-	213	689	17	1,550	230	2,239

Associated Companies
Banco Inbursa S.A.	382,860	318,380	-	-	-	-	382,860	318,380

	382,860	318,380	-	-	-	-	382,860	318,380

Total	382,860	318,380	213	689	17	1,550	383,090	320,619

8. Related parties transaction - Continued

Controlling Company	Operating income

	Services revenue and repass of administrative expenses		Financial		Telecommunication Expenses		Total

Companies	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Subsidiaries
Net São Paulo Ltda.	49,468	43,485	(12)	(2)	-	-	49,456	43,483
Net Rio Ltda.	26,854	26,202	4,299	7,903	-	-	31,153	34,105
Net Belo Horizonte Ltda.	10,303	9,188	(1)	96	-	-	10,302	9,284
Net Sul Comunicações Ltda.	9,513	8,857	(1)	(18)	-	-	9,512	8,839
Vivax Ltda.	19,567	18	4	1	-	-	19,571	19
Net Paraná Comunicações Ltda.	6,159	5,276	(1)	(20)	-	-	6,158	5,256
Net Brasília Ltda.	5,968	4,826	(1)	(27)	-	-	5,967	4,799
Net Campinas Ltda.	5,377	4,862	-	(14)	-	-	5,377	4,848
DR-Emp.de Distrib. e Recep. De TV Ltda.	5,106	5,035	3	(13)	-	-	5,109	5,022
Net Florianópolis Ltda.	4,522	3,019	(1)	76	-	-	4,521	3,095
Net Goiânia Ltda.	2,745	2,296	(1)	(7)	-	-	2,744	2,289
Net Ribeirão Preto Ltda.	2,094	1,594	221	248	-	-	2,315	1,842
Net São José do Rio Preto Ltda.	907	-	85	-	-	-	992	-
Net Sorocaba Ltda.	1,836	1,616	7	(7)	-	-	1,843	1,609
Net Londrina Ltda.	975	-	-	-	-	-	975	-
Net Campo Grande Ltda.	1,211	1,085	219	18	-	-	1,430	1,103
Net Recife Ltda.	1,038	1,173	-	-	-	-	1,038	1,173
Net Bauru Ltda.	729	624	206	78	-	-	935	702
Other	4,674	6,277	210	69	-	-	4,884	6,346

	159,046	125,433	5,236	8,381	-	-	164,282	133,814

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel		-		-	(7,044)	(2,880)	(7,044)	(2,880)

		-		-	(7,044)	(2,880)	(7,044)	(2,880)
Associated Companies

Infoglobo Comunicações Ltda.	-	-	-	-	(1)	(1)	(1)	(1)
Banco Inbursa S.A.	-	-	(73,292)		-	-	(73,292)	-
BCP S.A	-	-	-	-	(421)	(339)	(421)	(339)

	-	-	(73,292)	-	(422)	(340)	(73,714)	(340)

Total	159,046	125,433	(68,056)	8,381	(7,466)	(3,220)	83,524	130,594

Consolidated	Current Assets			Total

	Receivables	Related Parties		Assets

Empresas	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	20,037	22,544	20,037	22,544
Asssociated Companies
Globosat Programadora Ltda.	248	-	-	-	248

Total	248	20,037	22,544	20,037	22,792

8. Related parties transaction - Continued

Consolidated	Current Liabilities						Total

	Suppliers		Programming suppliers		Loans		Current Liabilities

Companies	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	14,887	14,008	-	-	-	-	14,887	14,008

Associated Companies
Net Brasil S.A.	-	-	85,472	82,733	-	-	85,472	82,733
Globosat Programadora Ltda.	-	-	10,491	9,013	-	-	10,491	9,013
Brasilcenter Comunicações Ltda.	1,196	1,196	-	-	-	-	1,196	1,196
BCP S.A.	85	179	-	-	-	-	85	179
Americel S.A.	78	63	-	-	-	-	78	63
Banco Inbursa S.A	-	-	-	-	9,952	901	9,952	901

	1,359	1,438	95,963	91,746	9,952	901	107,274	94,085

Total	16,246	15,446	95,963	91,746	9,952	901	122,161	108,093

Consolidated	Non-Current Liabilities				Total

	Loans		Deferred Income		Non-Current Liabilities

Companies
	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2007	06/30/2008

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	77,463	59,848	77,463	59,848

Associated Companies
Banco Inbursa S.A	382,860	318,380	-	-	382,860	318,380

	382,860	318,380	77,463	59,848	460,323	378,228

Consolidado	Operating income

	Rental Revenues/ telecommunications		Financial		Others	Expenses telecommunications		Programming/ Sales commission		Programming guide		Total

Companies	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Shareholders
Globo Comunicação e
Participações S.A.	-	88	-	-	(78)	-	(115)	-	-	-	-	-	(105)
Emp. Brasil. de Telecom.
S.A. – Embratel	186,381	49,333	(2,727)	(200)	-	(145,528)	(61,727)	-	-	-	-	38,126	(12,594)

	186,381	49,421	(2,727)	(200)	(78)	(145,528)	(61,842)		-		-	38,126	(12,699)
Associated Companies
Net Brasil S.A.	-	-	-	-	-	-	-	(395,912)	(315,345)	-	-	(395,912)	(315,345)
Globosat Programadora
Ltda.	1,380	1,171	-	-	-	-	-	(23,095)	(36,295)	-	-	(21,715)	(35,124)
Editora Globo S.A.	-	-	-	-	-		-	-	-	(8,934)	(8,611)	(8,934)	(8,611)
BCP S.A.	-	-	-	-	-	(4,972)	(2,155)	-	-	-	-	(4,972)	(2,155)
Brasilcente
Comunicações Ltda.	-	-	-	-	-	(10,345)	(8,186)	-	-	-	-	(10,345)	(8,186)
Americel S.A.		-	-	-	-	(732)	(187)	-	-	-	-	(732)	(187)
Banco Inbursa S.A.	-	-	(73,292)	-	-		-	-	-	-	-	(73,292)	-
Clik 21	-	-	-	-	-	(31)	-	-	-	-	-	(31)	-
Other	-	-	-	-	(8)	(30)	(178)	-	(12)	-	-	(30)	(198)

	1,380	1,171	(73,292)	-	(8)	(16,110)	(10,706)	(419,007)	(351,652)	(8,934)	(8,611)	(515,963)	(369,806)

Total	187,761	50,592	(76,019)	(200)	(86)	(161,638)	(72,548)	(419,007)	(351,652)	(8,934)	(8,611)	(477,837)	(382,505)

9. Provisions for contingencies

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These processes involve infraction records, indemnity claims, requirements for agreement revision and other actions whose amounts required or taxes do not reflect what will be defined on the final sentence. Management based on information received from its legal advisors, pending legal processes and based on prior experience regarding amounts claimed has established a provision for a sufficient amount to cover losses estimated for the ongoing suits as shown below:

Status of the provisions for the year:

Controlling Company	Labor	Civil	Tax	Social Security	Total

Balances on June 30, 2008	866	640	230,751	167	232,424
Additions to the provision	102	40	260	5	407
Price level restatement	-	-	3,645	1	3,646
Use and Reversions	(321)	(16)	(1,867)	-	(2,204)

Balances on September 30, 2008	647	664	232,789	173	234,273

Judicial deposits	(184)	(369)	-	-	(553)

Net balance of the provisions for
contingencies	463	295	232,789	173	233,720

Consolidated	Labor	Civil	Tax	Social Security	Total

Balances on June 30, 2008	42,880	32,177	576,556	7,014	658,627
Additions to the provision	6,394	2,725	3,294	-	12,413
Price level restatement	321	50	9,391	140	9,902
Use and Reversions	(7,767)	(1,123)	(18,309)	(15)	(27,214)

Balances on September 30, 2008	41,828	33,829	570,932	7,139	653,728

Judicial deposits	(7,525)	(732)	(48,646)	(1,794)	(58,697)

Net balance of the provisions for
contingencies	34,303	33,097	522,286	5,345	595,031

The provisions for contingencies related to employee claims, civil law liability, tax and social security showed no significant changes in relation to the amounts reported in the financial statement of 2007 and information previously announced.

The social tax charges and contributions determined and collected by the Company and its subsidiaries, and the respective income tax declarations, tax and corporate ownership records may be examined by the tax authorities for certain periods as stated in the applicable legislation.

10. Net Shareholder equity

Statement of changes in shareholders’ equity for the 3-month period ended on September 30, 2008.

	Capital Stock			Capital Reserves

				Goodwill	Special	Premium on
				on share	Goodwill	issue of	Accumulated
	Subscribed	To be paid in	Paid in	issues	Reserve	debentures	Losses	Total

Balances on June 30, 2008	5,553,269	(12,923)	5,540,346	8,702	148,495	54,945	(2,954,185)	2,798,303

Loss for the period	-	-	-	-	-	-	(63,918)	(63,918)

Balances on September 30, 2008	5,553,269	(12,923)	5,540,346	8,702	148,495	54,945	(3,018,103)	2,734,385

On September 30, 2008 the share capital is represented by 113,051,524 common shares and 225,687,596 preferred shares.

Share capital may be raised to a maximum of R$ 6,500,000 irrespective of statutory amendment as per Article 168 of Law No. 6404/76, as agreed by the board of directors will determine conditions for the issue as per Article 170, paragraph 1 of Law No. 6404/76.

11. Financial results

	Controlling Company		Consolidated

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Income:
Interest on loans to subsidiaries and associated companies	5,614	9,948	-	-
Financial investments	16,650	19,705	57,816	43,956
Arrears interest on late monthly payments	60	-	13,181	8,787
Price level restatements	3	293	1,552	1,792
Foreign exchange fluctuations	-	(884)	(57)	(456)
Interest on tax credits	879	281	2,329	985
Discounts obtained	163	158	402	643
Other	-	-	3	497

	23,369	29,501	75,226	56,204

Expenses:
Financial charges on loans and debentures	(82,625)	(78,555)	(106,614)	(90,503)
Financial charges – Associated Companies	(128)	(593)	(2,452)	(202)
Price level restatements and foreign exchange fluctuations and others	831	(247)	(7)	(22)
Price level restatements and foreign exchange fluctuations on loans	(85,537)	44,767	(87,116)	45,461
Financial charges on provisions for contingencies	(4,135)	3,440	(2,163)	(8,567)
CPMF tax	(118)	(6,820)	(770)	(22,408)
PIS and COFINS taxes on income	(3,870)	(1,160)	(4,014)	(2,039)
Earnings (losses) from Hedge/Swap operations	(650)	(31,057)	(650)	(31,057)
IOF tax on bank current account	4,618	14,746	4,158	18,502
Interest on suppliers and discounts extended	(82)	(12,098)	(2,668)	(15,819)
Others	(4,329)	(3,208)	(8,521)	(6,465)

	(176,025)	(70,785)	(210,817)	(113,119)

Net Financial Expenses	(152,656)	(41,284)	(135,591)	(56,915)

12. Employee Benefits

In addition to the usual benefits provided in labor legislation, the Company and its subsidiaries provide a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, the actuarial risks of which are not assumed by the Company and its subsidiaries. Expenses for these benefits accumulated during the period ended on September 30, 2008, totaled R$ 22,997(R$ 13,842 on September 30, 2007).

The Company and its subsidiaries have variable remuneration plans and retainers for a select number of members of the board in the form of profit sharing. Having reached the targets set for the current year, management made provision in the amount of R$91,720 (R$78,832 on June 2008, 30), which was posted under payroll and related charges.

13. Financial Instruments

The Company is exposed to market risk arising from their operations. A substantial portion of Company's revenues are generated in Brazilian reais, while the Company has debts, interests and accounts payable to suppliers of equipment geared to foreign currencies, therefore its results are susceptible to variations due to changing exchange rates, particularly that of the US dollar. Additionally, the Company and its subsidiaries are exposed to credit risk and interest risk. The Company uses derivatives as hedges against these risks, based on formal risk management policy under the management of its executives and board of directors.

Foreign exchange rate risk

The Company’s foreign currency exposure on September 30, 2008 is shown below:

Consolidated

US dollar pegged debt:
Short term:
Interest on loans and financings	12,650
Equipment suppliers	17,393
Programming	1,604

31,647
Long Term:
Loans and Financings	670,005

Liability exposure	701,652

The Company purchased swaps as a hedge against changing exchange rates affecting settlement of its short-term debt in US dollars.

13. Financial Instruments - Continued

The Company contracted non-speculative transactions of derivatives as hedges against risks. Such operations are intended to minimize the effects of changes in exchange rates of U.S. dollars in the liquidation of its operations for the short term.

On September 30, 2008 there are operations / contracts open having an initial value in the amount of US $ 41,950, establishing the swap of exchange rate variation linked to the rate of interest (swap and purchase of foreign currency ) . The open contracts have varying maturities until May 2009, with aim of protecting the firm commitments of interest due on loans and financing and obligations to suppliers in the short term. On the period ended September 30, 2008, the Company presented a loss of R$ 650. The swap contracts has as counterparties the banks Votorantim, Pactual and Santander.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (mainly, CDI and TJLP).

The Company’s fluctuation interest rates exposure is shown below:

09/30/2008

6th issue debentures	605,424
Finame	150,253
CCB – Banco Itaú BBA S.A.	178,942
Financial investments denominated in reais	(950,446)

Collectable exposure	(15,827)

On September 30, 2008 the Company has derivatives financial instruments related to the fluctuation of interest rates.

Credit risk

Cash and cash equivalents, accounts receivables and swap contracts mainly represent the financial instruments, which subject the Company to credit risks.

The Company maintains cash and cash equivalents with a number of first line financial institutions and do not limit its exposure to one institution in particular, according to its formal policy. The credit risk is concentrated on subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base. The Company's management believes the risk of not receiving amounts due from its counterparties is low.

13. Financial Instruments - Continued

The market values were estimated on the balance sheet date based on relevant market information. The market values and carrying amount of financial instruments are shown below:

	Controlling Company		Consolidated

	09/30/2008		09/30/2008

	Book value	Market value	Book value	Market value

Cash and cash equivalents	(950,446)	(950,446)	(950,446)	(950,446)
Swap Contracts	(4,569)	(4,569)	(4,569)	(4,569)
6th issue debentures	605,424	605,424	605,424	605,424
Perpetuity notes	289,843	297,883	289,843	297,883
Finame	-	-	150,253	150,253
Banco Inbursa S.A	392,812	392,812	392,812	392,812
Banco Itaú BBA	-	-	178,942	178,942

	333,064	341,104	662,259	670,299

CVM nº. 550 Deliberation

On October 17, 2008, the Brazilian Securities and Exchange Commission – CVM issued the Deliberation nº. 550, which provides information on derivative financial instruments in the quarterly information – ITR. The required information applicable to the Company are as follows:

	Notional amount		Fair Value		Cumulative effect (Current period)

Description	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Contracts receivable/ (received)	Contracts payable/ (paid)

"Swap" contracts

Active position
Foreign Currency	82,050	115,996	78,301	117,397	4,572	-
Passive Position
Index (CDI)	(23,471)	(19,293)	(19,775)	(20,663)	-	-
Rate (Pre)	(58,579)	(96,703)	(53,485)	(106,950)	-	-

	-	-	4,681	(10,216)	4,572	-

The amount receivable of US$4,572 is recorded as "Other credit and receivables" at the balance sheet.

13. Financial Instruments (Continued)

The table below shows the Company´s management analysis sensibility and the cash effect arising from the Company´s outstanding contracts at September 30, 2008:

Scenario – exchange rate appreciation (R$/US$) and growth of CDI

Operation	Risk	Likely Scenario	Possible Scenario	Remote Scenario

Dollar x CDI	CDI Increase/Dollar decrease	2,452	(3,646)	(8,653)
NDF	Dollar decrease	6,516	(10,040)	(23,635)

1 – Dollar (US$) x CDI

On September 30, 2008, the Company has 3 contracts of this type, whose aggregate notional amount is US$ 12,000,000 with various maturities until May of 2009 with a position active (purchased) in Dollars and passive position (sold) in CDI, whose goal is to transform short-term debt denominated in Dollars in a debt indexed to the CDI.

The probable scenario considers an exchange rate of R$1.998 = US$1.00 and an exchange rate of CDI to 13.59% per year, while the possible adverse scenario is represented by an appreciation of the Real against the Dollar of 25% and an increase in the CDI rate of 25%, generating a loss of R$3,646. In the remote adverse scenario, considering an appreciation of the Real against the Dollar of 50% with the CDI rate will also increase by 50%, the Company would incur in a loss of R$8,653 in relation to outstanding contracts above.

2 – NDF

The Company has 6 contracts that totaled an active position (purchased) in U.S. Dollars with various maturities until December of 2008 totaling a notional amount of US$ 29,950,000. The probable scenario reflects the prices of BMF&BOVESPA on September 30, 2008 of R$1.998 = US$ 1 and CDI of 13.59% per year. The possible adverse scenario is represented by the appreciation of the Real against the Dollar by 25% (R$1.45 = US$1.00) and an increase of the CDI rate also from 25% to 17% per year, when the remote adverse scenario represented by the appreciation of the Real against the Dollar by 50%, or R$1.00 = US$ 1 and 20.38% of CDI. In the probable scenario, the Company would have a gain of R$6,516 if it had settled their contracts on September 30, 2008, as the possible scenario in which the Company will have a loss of R$10,040 and in the remote scenario the loss would be of R$23,635.

The Company does not have speculative derivative transactions or limits to account for its gains or losses with the exchange rate appreciation or devaluation.

14. Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing, mainly, payment of tax suits lodged against the companies by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office. Letters of guarantee totaled R$ 5,285 for the controlling company and R$ 225,250 for the consolidated statements on September 30, 2008.

15. Cash Flow Statements

The cash flow statements for the nine months periods ended on September 30, 2008 and on September 30, 2007, prepared in accordance with the indirect method, are presented as follows:

	Controlling Company		Consolidated

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Cash Flows from operating activities
Net income (losses) for the period	(4,018)	78,881	(4,018)	78,881
Items which do not affect cash
Equity equivalence	(263,899)	(135,610)	-	25,232
Net interest and foreign exchange fluctuations	95,461	(33,334)	111,569	(18,247)
Interest expenses on loans net of payments	82,100	78,711	106,086	89,511
Gain on change of percentual of investment in capital
Investments	-	4,773	-	-
Depreciation and amortization	108,582	21,145	450,684	278,019
Deferred income and social contribution taxes	-	-	61,645	60,730
Results from writing off permanent assets	873	(2)	(3,973)	8,559
Provision for contingencies	(10,204)	(29,994)	(44,880)	(31,536)
Variations in assets and liabilities
(Increase) decrease in receivables	(63)	-	(20,718)	(35,441)
(Increase) decrease in inventories	215	-	9,474	(21,123)
(Increase) decrease in recoverable taxes	(7,464)	(3,316)	(12,107)	3,737
(Increase) decrease in prepaid expenses	(1,163)	1,860	(2,646)	(5,127)
(Increase) decrease in other assets	69,440	(11,628)	9,138	16,657
Increase (decrease) of suppliers and programming	(614)	(4,007)	16,690	39,433
Increase (decrease) in fiscal obligations	(330)	(127)	33,072	9,877
Increase (decrease) in payroll and related charges	27,479	(1,037)	46,357	12,561
Increase (decrease) in other liabilities arising from future
years	(1,367)	3,900	58,196	3,775

Net cash provided by
(used in) Investment activities	95,028	(29,785)	814,569	515,498

Cash flow from investment activities
Increase in investments	(1,307)	(4,309)	(2,891)	(4,309)
Acquisition of property, plant and equipment and
deferred charges	(24,776)	(7,750)	(627,503)	(500,078)
Sale permanent assets	34	2	1,380	917
Cash proceeds from acquisition of subsidiaries	6,820	-	-	103,451

Net cash used in financing activities
	(19,229)	(12,057)	(629,014)	(400,019)

15. Cash flow statements – Continued

	Controlling Company		Consolidated

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Cash flow from financing activities
Loans and financings - current / non-current
Incoming	-	-	58,958	66,152
Payments	(52,374)	(62,350)	(77,851)	(63,206)
Related Parties
Incoming	629,248	624,713	319,520	-
Payments	(311,629)	(591,493)	-	-

Net cash used in financing activities
	265,245	(29,130)	300,627	2,946

Increase (decrease) in cash and cash equivalents	341,044	(70,972)	486,182	118,425

Statement of the increase in cash and cash
equivalents
At the beginning of the period	85,486	252,125	569,606	506,457
At the end of the period	426,530	181,153	1,055,788	624,882

Increase (decrease) in cash and cash equivalents	341,044	(70,972)	486,182	118,425

02.01 - Balance sheets (In thousands of Reais)

		Consolidated
Account	Description	09/30/2008	06/30/2008
1	Total Assets	5,710,038	5,509,466
1.01	Current Assets	1,463,802	1,358,302
1.01.01	Cash and Cash Equivalents	1,055,788	966,977
1.01.01.01	Cash	105,342	66,593
1.01.01.02	Cash Equivalents	950,446	900,384
1.01.02	Accounts Receivable	173,084	174,295
1.01.02.01	Customers	153,047	151,751
1.01.02.01.01	Trade Accounts Receivable	373,171	356,188
1.01.02.01.02	Allowance for Doubtful Accounts Receivable	(31,341)	(29,922)
1.01.02.01.03	Deferred Revenues	(188,783)	(174,515)
1.01.02.02	Several Credits	20,037	22,544
1.01.02.02.01	Related Parties	20,037	22,544
1.01.03	Inventories	54,482	59,002
1.01.04	Others	180,448	158,028
1.01.04.01	Deferred Taxes	136,143	121,420
1.01.04.02	Taxes Recoverable	28,509	26,349
1.01.04.03	Other Current Assets	15,796	10,259
1.01.04.05	Programming Receivables from Subsidiaries	0	0
1.01.04.07	Interest on Shareholder’s Equity Capital	0	0
1.02	Non - Current Assets	4,246,236	4,151,164
1.02.01	Several non - Current Assets	398,123	412,844
1.02.01.01	Several Credits	29,287	29,106
1.02.01.01.01	Judicial Deposits	22,180	20,963
1.02.01.01.02	Taxes Recoverable	7,107	8,143
1.02.01.02	Credits with Subsidiaries	0	0
1.02.01.02.01	Credits with Subsidiaries	0	0
1.02.01.02.02	Credits with Subsidiaries	0	0
1.02.01.02.03	Credits with Others Subsidiaries	0	0
1.02.01.03	Others	368,836	383,738
1.02.01.03.01	Deferred Taxes	366,120	381,071
1.02.01.03.02	Other Current Assets	2,716	2,667
1.02.02	Fixed Assets	3,848,113	3,738,320
1.02.02.01	Investments	1,718,705	1,754,774
1.02.02.01.01	Investments in Subsidiaries	0	0
1.02.02.01.02	Investments in Subsidiaries – Goodwill	0	0
1.02.02.01.03	Participation on Subsidiaries	0	0
1.02.02.01.04	Participation on Subsidiaries – Goodwill	1,713,099	1,749,548
1.02.02.01.05	Other Investments	5,606	5,226
1.02.02.02	Property, Plant and Equipment	1,678,879	1,582,346
1.02.02.03	Intangible	37,499	39,164
1.02.02.04	Deferred Charges	413,030	362,036

02.02 - Balance sheets (In thousands of Reais)

		Consolidated
Account	Description	09/30/2008	06/30/2008
2	Total Liabilities	5,710,038	5,509,466
2.01	Current Liabilities	745,265	634,377
2.01.01	Loans and Financing	55,157	33,596
2.01.02	Debentures	25,424	5,559
2.01.03	Accounts Payable – Suppliers	325,958	302,971
2.01.04	Taxes and Contributions Payable	145,337	120,195
2.01.04.01	Sales Tax Payable	85,660	80,722
2.01.04.02	Income Tax Payable	59,677	39,473
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	143,444	116,118
2.01.06.01	Payroll and Related Charges	143,444	116,118
2.01.07	Related Parties	0	0
2.01.07.02	Related Parties – Subsidiaries	0	0
2.01.08	Others	49,945	55,938
2.01.08.01	Accounts and Expenses Payable	12,916	22,555
2.01.08.02	Accounts Payable - Ecad	37,029	33,383
2.02	Non Current Liabilities	2,230,388	2,076,786
2.02.01	Long-Term Liability	2,152,925	2,016,938
2.02.01.01	Loans and Financing	956,693	823,240
2.02.01.02	Debentures	580,000	580,000
2.02.01.03	Provisions	0	0
2.02.01.04	Related Parties	0	0
2.02.01.04.01	Related Parties – Subsidiaries	0	0
2.02.01.04.02	Related Parties – Shareholders	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	616,232	613,698
2.02.01.06.02	Provision for Contingencies	595,031	597,472
2.02.01.06.04	Provisions and Other Accounts Payable	21,201	16,226
2.02.02	Deferred Income	77,463	59,848
2.03	Minority Shareholders'	0	0
2.04	Shareholders Equity	2,734,385	2,798,303
2.04.01	Capital	5,540,346	5,540,346
2.04.02	Capital Reserve	212,142	212,142
2.04.02.01	Special Goodwill Reserve	148,495	148,495
2.04.02.02	Premiums on Issue of Debentures	54,945	54,945
2.04.02.03	Goodwill on Share Issues	8,702	8,702
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiary/ Associated Company	0	0
2.04.04	Profit Reserves	0	0
2.04.04.01	Legal Reserve	0	0

02.02 - Balance sheets (In thousands of Reais)

		Consolidated
Account	Description	09/30/2008	06/30/2008
2.04.04.02	Statutory Reserve	0	0
2.04.04.03	Contingencies Reserve	0	0
2.04.04.04	Unrealized Profits	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/ Accumulated Losses	(3,018,103)	(2,954,185)
2.04.06	Advance for Future Capital Increase	0	0

03.01 – Statements of Income Years ended September 30, 2008 and 2007
(In thousands of Reais)

		Consolidated
Account	Description	07/01/2008 a 09/30/2008	01/01/2008 a 09/30/2008	07/01/2007 a 09/30/2007	01/01/2007 a 09/30/2007
3.01	Gross Revenue	1,262,436	3,510,813	967,888	2,506,369
3.02	Taxes and Other Revenue Deductions	(314,486)	(842,230)	(223,373)	(565,401)
3.03	Net Revenues	947,950	2,668,583	744,515	1,940,968
3.04	Cost Services	(564,361)	(1,568,475)	(450,080)	(1,166,735)
3.05	Gross Profit	383,589	1,100,108	294,435	774,233
3.06	Operating Expenses / Income	(407,555)	(982,906)	(208,470)	(603,994)
3.06.01	Selling Expenses	(133,502)	(313,040)	(77,155)	(204,484)
3.06.02	General and Administrative	(122,055)	(403,134)	(105,156)	(297,677)
3.06.02.01	General and Administrative Expenses	(107,453)	(360,949)	(97,363)	(273,401)
3.06.02.02	Depreciation and Amortization	(14,602)	(42,185)	(7,793)	(24,276)
3.06.03	Financial	(113,773)	(135,591)	(12,847)	(56,915)
3.06.03.01	Financial Income	35,416	75,226	21,038	56,204
3.06.03.02	Financial Expense	(149,189)	(210,817)	(33,885)	(113,119)
3.06.04	Other Operating Income	2,985	11,897	4,819	8,834
3.06.05	Other Operating Expense	(41,210)	(143,038)	(18,131)	(28,520)
3.06.05.01	Amortization of Goodwill	(38,033)	(114,239)	(10,157)	(21,897)
3.06.05.02	Other	(3,177)	(28,799)	(7,974)	(6,623)
3.06.06	Equity on Investees	0	0	0	(25,232)
3.06.06.01	Equity on Investees	0	0	0	(25,232)
3.06.06.02	Provision for Losses on Investments	0	0	0	0
3.07	Operating Income	(23,966)	117,202	85,965	170,239
3.08	Non Operating Income/(Losses)	952	(473)	(5,998)	(7,763)
3.08.01	Non Operating Income	16,331	34,100	25,514	65,793
3.08.02	Non Operating Losses	(15,379)	(34,573)	(31,512)	(73,556)
3.09	Income Before Income Tax	(23,014)	116,729	79,967	162,476
3.10	Income Tax Expenses	(20,250)	(59,102)	(10,694)	(22,641)
3.11	Deferred Income Taxes	(20,654)	(61,645)	(18,525)	(60,730)
3.12	Participations/Contributions of Profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.14	Minority Shareholders'	0	0	(27)	(224)
3.15	Net Income (Loss) for the Year	(63,918)	(4,018)	50,721	78,881
	Numbers of Shares (Thousands)	338,739	338,739	335,055	335,055
	Earnings per Share ( Reais )			0.15138	0.23543
	Loss per Share ( Reais )	(0.18869)	(0.01186)

NET SERVIÇOS DE COMUNICAÇÃO S.A.	00.108.786/0001-65

08.01 COMMENTS OF THE CONSOLIDATED PERFORMANCE IN THE QUARTER

OPERATING PERFORMANCE

With its strategy focused on growth with profitability, delivery of higher quality products and services to its clients and investments in projects to remain competitive in the long run, the Company once again, in 3Q08, has posted results in line with this strategy. The Pay TV Service base closed the quarter with 2,923,000 clients, a 22% increase versus 3Q07. The Broadband client base reached 2,059,000 clients in the quarter, a 60% upturn on 3Q07 and the number of Voice clients increased 208% year-on-year to 1,532,000 clients. Net additions in the quarter were the highest ever in the Company’s history.

The Company launched a new Pay TV portfolio with differentiated options that cater to diverse segments of the population and families, with the campaign theme being: “a Net for each client". Along with the new portfolio, new TV channels were added to the program grid to further improve the program schedule.

The Net Digital HD Max product already has around 15,000 clients, more than double over 2Q08. It is a Pay TV service which offers programs in high definition, along with an integrated digital recording system, allowing subscribers to watch the programs at their convenience.

The Company expanded its partnership with Embratel by changing its offering targeted at small and medium enterprises. Together with Embratel, it now offers them value-added services such as Pay TV, Broadband and Voice, under the package "Embratel PME". With this change, the Company now administers Embratel’s voice client base and books these clients in the Netfone base. For comparison purposes, the entire Netfone base history was adjusted to make the numbers comparable.

The Company closed the quarter with 7,362,000 Revenue Generating Units (“RGUs”), a 60% increase year-on-year. This increase was driven by the successful execution of the accelerated growth strategy, as reflected by the strong growth in the client base and the higher market potential brought on by the new product, NetFone.com.

FINANCIAL PERFORMANCE

Net Revenue in 9M08 was R$2,668.6 million, 37.5% higher than the R$1,941.0 million in 9M07, mainly driven by the 6% increase in ARPU, from R$ 128.50 in 9M07 to R$ 135.60 in 9M08, and by the 60% increase in the Company’s Revenue Generating Units (RGUs).

In the first 9 months of 2008, Operating Costs stood at R$1,274.2 million, 36.3% higher than the R$934.90 million in 9M07. As a percentage of revenue, they remained stable at 48%. The main reasons for this increase were the continuous investments made to improve customer services, high usage of link due to the growth in the broadband client base and higher programming and royalties costs due to larger Pay TV client base.

Selling, General, Administrative and Other Expenses totaled R$690.9 million, 45.2% higher than the R$475.7 million in 9M07. As a percentage of Net Revenue, they rose from 25% in 2007 to 26% in 2008. Selling and G&A Expenses increased respectively, 53.1% and 32.0% year-on-year. This increase in Selling Expenses was due to the substantial increase in the sales of all of the Company’s products during the quarter.

Bad Debt Expenses were R$ 28.9 million in 9M08, 7.04% higher than the R$ 27 million in 9M07. As a percentage of gross revenue, they declined from 1.1% in 2007 to 0.8% in 2008, proving the soundness of the credit portfolio. It is worth mentioning that approximately 50% of the client base is charged by auto-debit to the bank account, thereby diminishing the risk of default.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$703.5 million in 9M08, which is 32.6% higher than the R$530.4 million in 2007, with EBITDA margin being 26.4% . The strong growth of the client base has been the main factor behind the stable EBITDA margin at current levels.

Depreciation and Amortization expenses totaled R$450.70 million in 9M08, versus R$278.00 million registered in 2007, a 62.1% increase. The increase in depreciation was due to higher number of digital decoders as part of fixed assets. Amortization expenses rose mainly due to the commencement of amortization of goodwill from the Vivax acquisition.

Net Financial Result was an expense of R$ 135.6 million in 9M08, versus an expense of R$ 56.9 million in 9M07. This result is due to the following factors:

Financial Expenses increased by 86.4%, from R$113.1 million in 9M07 to R$210.8 million in 2008. This increase is due to the depreciation of the Brazilian Real against the US Dollar, impacting the dollar-denominated debt. The Company did not carry out any speculative operation in the foreign exchange market, and this expense solely had an accounting effect, without impacting the Company’s cash position.

Financial Income rose 33.8%, from R$ 56.2 million in 9M07 to R$ 75.2 million in 9M08, due to higher average cash balance in the period and higher revenues from interest and fines charged on overdue subscriptions, as a result of greater collection efforts. It is important to mention that 100% of the Company’s cash is invested in fixed income securities of top financial institutions.

Gross Debt, which includes interest booked and the principal, closed at R$ 1,617.3 million in September 2008, a 12.1% increase versus June 2008. The value of the Banco Inbursa loan rose due to the depreciation of the Brazilian Real against the US dollar.

In September, Net Debt totaled R$561.5 million, versus R$475.4 million in June 2008, increasing by 18.1% .

Deferred Assets ended September 2008 at R$413.0 million, 14.1% higher than the R$ 362.0 million in June, resulting from the higher number of installations in the period.

Intangible Assets totaled R$37.5 million in September 2008, 4.3% lower than the R$39.2 million in June, related to the amortization of Pay TV concession licenses acquired by Grupo Vivax from Anatel.

CAPEX in 9M08 totaled R$ 627.5 million, a 25.4% year-on-year increase, mainly due to the higher number of installations for new clients.

The Company ended September with a Loss of R$4.0 million, as against an income of R$78.9 million in 2007. Though operating and financial performances have improved in relation to 2007, the non-cash foreign exchange loss relating to dollar-denominated debt resulted in the Net Loss.

NET SERVIÇOS DE COMUNICAÇÃO S.A.	00.108.786/0001-65

16.01 OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT

According to the Company’s by-laws, any disputes and controversies arising from or related to these by-laws, Level 2 Regulation, the provisions of Law No. 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by BOVESPA (Promissory Clause).

NET SERVIÇOS DE COMUNICAÇÃO S.A.
SHARE OWNERSHIP ON 09/30/2008

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE
CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON	%	PN	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	57,656,278	51.0%	0	0	57,656,278	17.0%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	2,122,234	1.9%	1,755,441	0.8%	3,877,675	1.1%
DISTEL HOLDING S.A.	9,579,194	8.5%	0	0	9,579,194	2.8%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2,548,909	2.2%	16,130,677	7.1%	18,679,586	5.6%
EMBRATEL PARTICIPAÇÕES S.A.	40,424,873	35.8%	12,090,947	5.4%	52,515,820	15.5%
DODGE & COX	0	0	11,324,000	5.0%	11,324,000	3.3%
OTHER SHAREHOLDERS	720,036	0.6%	184,386,531	81.7%	185,106,567	54.7%
TOTAL SHARES	113,051,524	100.0%	225,687,596	100.0%	338,739,120	100.0%

ON AND PN AS % OF TOTAL	33.4%		66.6%		100.00%

DODGE & COX

Under the terms of article 12, paragraph 4, of instruction # 358 issued by CVM – Brazilian Securities Commission, Dodge & Cox, on behalf of its clients (which clients may include investment companies registered under the U.S. Investment Company Act of 1940 and/or employee benefit plans, pension funds, endowment funds or other institutional clients) now holds a total of 11.324.000 PN shares issued by the Company, corresponding to 5.02% of the total outstanding PN shares. This is a minority interest does not change the Company’s ownership structure. As If is deals with a deep foreigner we do not have greater information and opening to add.

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	73,892,918	26.2	0	0	73,892,918	8.7
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	70,093,585	24.8	0	0	70,093,585	8.3
EMBRATEL PARTICIPAÇÕES S.A.	138,339,969	49.0	564,652,944	100.0	702,992,913	83.0

TOTAL SHARES	282,326,472	100.0	564,652,944	100.0	846,979,416	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

DISTEL HOLDING S.A.
SHARE OWNERSHIP ON 09/30/2008

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	129,046,292	100.0
OTHER SHAREHOLDERS	6	0.0

TOTAL	129,046,298	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
CARDEIROS PARTICIPAÇÕES S.A.	333,335	100.0	666,665	100.0	1,000,000	100.0
TOTAL SHARES	333,335	100.0	666,665	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

CARDEIROS PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2008

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
RIM 1947 Participações S.A.	146,911	33.34	292,941	33.34	439,852	33.34
JRM 1953 Participações S.A.	146,910	33.33	292,941	33.33	439,851	33.33
ZRM 1955 Participações S.A.	146,910	33.33	292,941	33.33	439,851	33.33

TOTAL	440,731	100.00	878,823	100.00	1,319,554	100.00

     RIM 1947 Participações S.A.
SHARE OWNERSHIP ON 09/30/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
Roberto Irineu Marinho	525,000	100,0	524,993	99.9	1,049,993	99.9
OTHER SHAREHOLDERS	0	0	7	0.1	7	0.1
TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

     JRM 1953 Participações S.A.
SHARE OWNERSHIP ON 09/30/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOÃO ROBERTO MARINHO	350,700	100,0	699,295	99.9	1,049,995	99.9
OTHER SHAREHOLDERS	0	0	5	0.1	5	0.1
TOTAL	350,700	100.0	699,300	100.0	1,050,000	100.0

     ZRM 1955 Participações S.A.
SHARE OWNERSHIP ON 09/30/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOSÉ ROBERTO MARINHO	525,000	100.00	524,992	99.9	1,049,992	99.9
OTHER SHAREHOLDERS	0	0	8	0.1	8	0.1
TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2008

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	5,679,815,484	99.0
OTHER SHAREHOLDERS	57,990,761	1.0
TOTAL SHARES	5,737,806,245	100.0

EMBRATEL PARTICIPAÇÕES S.A. SHARE OWNERSHIP ON 09/30/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
STARTEL PARTICIPAÇÕES LTDA	148,345,890,385	28.95	118,103,552,586	24.80	266,449,442,971	26.95
NEW STARTEL PARTICIPAÇÕES LTDA.	5,619,208,510	1.10	4,470,908,233	0.94	10,090,116,743	1.02
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	117,979,543,741	23.02	340,397,390,548	71.47	458,376,934,289	46.36
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	230,452,628,060	44.97	3,021,270,000	0.63	233,473,898,060	23.61
AÇÕES EM TESOURARIA	0	0	0	0	0	0
OTHER SHAREHOLDERS	10,083,061,248	1.97	10,285,200,996	2.16	20,368,262,244	2.06

TOTAL SHARES	512,480,331,944	100.0	476,278,322,363	100.0	988,758,654,307	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A. DE C.V.
SHARE OWNERSHIP ON 09/30/2008

FOREIGN OWNED COMPANY

NEW STARTEL PARTICIPAÇÕES LTDA.
SHARE OWNERSHIP ON 09/30/2008

SHAREHOLDER	ON	%
STARTEL PARTICIPAÇÕES LTDA	99,294,805	74.79
CONTROLADORA DE SERV. TELEC. S.A. DE C.V	33,477,562	25.21

TOTAL SHARES	132,772,367	100.0

STARTEL PARTICIPAÇÕES LTDA
SHARE OWNERSHIP ON 09/30/2008

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A. DE C.V.	3,987,194,182	99.99
TELMEX SOLUTIONS TELECOM. LTDA	7,699	0.01

TOTAL SHARES	3,987,201,881	100.0

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 09/30/2008

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A. DE C.V	3,106,244,422	99.99
NEW STARTEL PARTICIPAÇÕES LTDA.	2	0.01

TOTAL SHARES	3,106,244,424	100.0

QUANTITY OF SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL
SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	196,404,441
SHARES IN CIRCULATION (ON)	720,014
SHARES IN CIRCULATION (PN)	195,684,427
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 09/30/2008	57.98%

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND
DIRECTOR ON 09/30/2008

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	112,331,488 29,977,065 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 26,104 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 0 0

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND
DIRECTOR ON 09/30/2007

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	111,002,875 27,914,624 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	21 26,106 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	1 0 0

NET SERVIÇOS DE COMUNICAÇÃO S.A.	00.108.786/0001-65

17.01 REPORT OF THE SPECIAL REVIEW – WITHOUT EXCEPTION

FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS

To The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.

1. We have reviewed the Quarterly Information (ITRs) (special and consolidated) of Net Serviços de Comunicação S.A. for the quarter and period ended September 30, 2008, comprising the balance sheet, the statements of income and cash flow, management’s report, and notes , elaborated under its management responsibility.

2. Our report was based on pronouncements from the Brazilian Institute of Independent Auditors - IBRACON together with the Brazilian Federal Council of Accounting- CFC and consisting mainly of: (a) inquiring and discussing with the officers responsible for the accounting, finance and operational departments of the Company in relation to the principal criteria used to compile of Quarterly Information; and (b) review of information and subsequent events that have or could have important effects on the financial situation and operations of the Company.

3. Based on our review, we are not aware of any material alterations required for the above quarterly reporting data to ensure their being consistent the Brazilian Securities and Exchange Commission (CVM), those applicable to quarterly reports issued including CVM Instruction No. 469/08.

4. As described on Note 2, on December 28, 2007 was published the Law 11638, in force since January 1st, 2008. Such law modified, revoked and introduced new provisions for Law 6404/76 (Corporations Law) and provoked several alterations concerning accounting practices in Brazil. Although such law was already in force, some of the changes introduced will depend on supplementary rules to be made by regulatory bodies before being applied by companies. In this transitional phase therefore, the Brazilian Securities and Exchange Commission (CVM) has issued Instruction No. 469/08 allowing non-implementation of all Law 11638/07 quarterly reporting provisions. Therefore quarterly report data for the period ended September 30, 2008 were compiled in accordance with specific instructions of the Brazilian Securities and Exchange Commission (local acronym CVM), they do not include modifications to accounting practices introduced by Law 11638/07. As described in Note 2, the application of Brazilian Securities and Exchange Commission (CVM) supplementary rules on the introduction of Law 11638/07 does not produce material effects for the Company's financial statements for the quarter ended September 2008, or any previous periods.

5. The Quarterly Information (ITRs) of Net Serviços de Comunicação S.A. and its subsidiaries, for the period ended September 30, 2007, were reviewed by other independent auditors who issued their report on special review without qualifications, dated October 17, 2007.

6. Accounting practices used in Brazil and rules issued by the Securities and Exchange Commission (CVM) applicable to quarterly reporting data, including CVM Instruction No. 469/08 differ in certain significant aspects from generally accepted accounting principles in the United States of America. Information related to the nature and effects of these differences are provided in Note 2 to the Quarterly Information.

São Paulo, October 20, 2008.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

     Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.